Exhibit (k)(5)

[Letterhead of PennantPark Floating Rate Capital Ltd.]

April     , 2011

PennantPark Investment Advisers LLC

590 Madison Avenue

15TH Floor

New York, NY 10022

Re: Repayment of Sales Load

Gentlemen:

In connection with your agreement to pay to the underwriters 2.0% of the sales load in connection with the initial public offering of common stock (the “IPO”) of PennantPark Floating Rate Capital Ltd. (“PFLT”), we hereby agree as follows:

1. The $3,000,000 (or up to $3,450,000 upon exercise by the underwriters in full of their overallotment option) paid by you (the “Sales Load Amount”) shall not bear interest at any time.

2. No later than two business days after a Payment Event (as defined below) has been determined to have occurred, PFLT shall pay you the Sales Load Amount. In this letter agreement, we refer to the payment date with respect to any Payment Event as the “Payment Date.” On the Payment Date, (a) PFLT shall pay the Final Amount to you in cash, and (b) you, directly or through your affiliates or employees, shall use all of such payment amount to purchase shares of common stock of PFLT in the secondary market within 180 days of the Payment Date or as soon as reasonably practicable thereafter. All cash payments in respect of the Final Amount shall be made to you in U.S. dollars by wire transfer of immediately available funds. In the event of any liquidation, dissolution or winding up of PFLT, the Final Amount shall be paid to you prior to the distribution of any assets to holders of PFLT’s common stock.

3. A Payment Event shall mean the occurrence of one or more of the following events on or before April     , 2015:

(a) if during any consecutive four calendar quarter period ending on or after the one year anniversary of the date of the closing of the IPO, the pre-Incentive Fee net investment income of PFLT (as such term is defined in the Investment Advisory Agreement dated as of April __, 2011 between you and PFLT) equals or exceeds 7.0% of PFLT’s net assets at the beginning of such period (as adjusted for any share issuances or repurchases); or

(b) upon any liquidation, dissolution or winding up of PFLT.

4. If a Payment Event does not occur on or before April     , 2015, PFLT’s obligation to pay you the Final Amount shall automatically terminate, and this letter agreement shall be of no further effect.

5. The rights and obligations of PFLT hereunder shall be binding upon PFLT and its successors in interest and shall inure to the benefit of you and your successors, assigns, and transferees. Neither party may assign this letter agreement without the consent of the other party hereto.

6. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of New York, or, if it has or can acquire jurisdiction, in the U.S. District Court for the Southern District of New York, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

7. This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this letter agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

8. This letter agreement may not be modified, waived, discharged, or terminated orally, but only by an instrument in writing signed by the parties hereto.

9. If any provision of this letter agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this letter agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

Your signature below shall signify your agreement with the foregoing letter agreement. Please sign two copies of this letter agreement, retaining one for your files and returning the other copy to PennantPark Floating Rate Capital Ltd.

Very truly yours,

PENNANTPARK FLOATING RATE CAPITAL LTD.

By:
Name:	Arthur H. Penn
Title:	Chief Executive Officer

Duly executed and agreed on April , 2011:

PENNANTPARK INVESTMENT ADVISERS, LLC

By:
Name:	Arthur H. Penn
Title:	Managing Member